UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number:

PHARMA TWO B  LTD.
(Translation of registrant’s name into English)

12 Shaul Hamelech St., Kiryat Ono, 5565420, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

On December 12, 2024, Pharma Two B Ltd. (the “Company”) announced the termination of that certain Agreement and Plan of Merger by and between the Company, Hepion Pharmaceuticals, Inc. (“Hepion”) and Pearl Merger Sub, Inc. (“Merger Sub”), dated as of July 19, 2024 (the “Merger Agreement”). The termination of the Merger Agreement was mutually agreed upon by the parties in accordance with section 10.01(a) of the Merger Agreement and a termination agreement by and between the Company, Hepion and Merger Sub, dated as of the date hereof (the “Termination Agreement”). Pursuant to the Termination Agreement, effective as of the date hereof, all rights and obligations of each party to the Merger Agreement ceased, except for the obligations of each party to the Merger Agreement that were intended to survive such termination, in accordance with the applicable provisions of the Merger Agreement, which surviving obligations shall remain in effect in accordance with their respective terms.

For more information concerning the Merger Agreement please see the text of the agreement, which was previously filed as Exhibit 2.1 to Hepion’s Current Report on Form 8-K filed with the SEC on July 22, 2024, which is incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARMA TWO B LTD.

Date: December 12, 2024	By:	/s/ Shai Lankry
Shai Lankry
Chief Financial Officer

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